Exhibit 21.1

LIST OF SUBSIDIARIES OF SERENA SOFTWARE, INC.

SERENA Software (UK) Limited (an English corporation)

SERENA Software Canada Limited (a Canadian corporation)

SERENA Software GmbH (a German corporation)

SERENA Software International FSC, Inc. (a Barbados foreign sales corporation)

SERENA Software France SARL (a French corporation)

SERENA Software Benelux BVBA (a Belgian corporation)

SERENA Software Nordic AB (a Swedish corporation)